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                   KINNARD INVESTMENTS, INC. AND SUBSIDIARIES
                                 EXHIBIT NO. 99



           KINNARD INVESTMENTS, INC. ANNOUNCES TERMINATION OF PROPOSED
               ACQUISITION OF MILLER & SCHROEDER FINANCIAL, INC.

MINNEAPOLIS (August 6, 1999) Minneapolis-based financial services firm Kinnard Investments, Inc. (Nasdaq: KINN) today announced that it has notified Miller & Schroeder Financial, Inc., a closely held Minneapolis fixed-income investment banker, of the exercise of its right to terminate the Merger Agreement between the two companies.

"Consummation of this acquisition would not be in the best interest of Kinnard shareholders," said William F. Farley, Chairman and Chief Executive Officer of Kinnard. "We are experiencing growth and strength in our core businesses and will focus our efforts on continued growth of our retail, fixed income and equity activities."

Kinnard is a full-service investment-banking firm with 13 branch offices in three states, and 286 employees. The Company is a member of the Securities Investor Protection Corporation (SIPC) and the Chicago Stock Exchange.

This statement contains certain forward-looking statements, which may involve known and unknown risk, uncertainties and other factors not under Kinnard's control which may cause actual results, performance and achievements of Kinnard to be materially different from the results, performance or expectations of Kinnard. These factors include, but are not limited to those detailed in Kinnard's periodic filings with the Securities and Exchange Commission.

Kinnard Investments, Inc., is a Minneapolis-based financial services holding company engaged in securities brokerage, trading, investment banking, fixed income products, asset management and related financial services. The Company's common stock is traded on the NASDAQ National Market System under the symbol "KINN." Kinnard's website is < http://www.jgkinnard.com/>.